Exhibit 23.1

Consent of Independent Registered Certified Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-  ) and related Prospectus of Walter Investment Management Corp. for the registration of 891,265 shares of its common stock and to the incorporation by reference therein of our reports dated March 9, 2012, with respect to the consolidated financial statements of Walter Investment Management Corp., and the effectiveness of internal control over financial reporting of Walter Investment Management Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2011, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Ernst & Young LLP

Tampa, Florida

February 13, 2013